Exhibit 99.1

Ballard Announces Follow-On Orders for Fuel Cell Modules to Power 10 Solaris Buses in Europe

VANCOUVER, BC and HOBRO, Denmark, Feb. 2, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced purchase orders from Solaris Bus & Coach S.A. ("Solaris"; www.solarisbus.com), a leading European bus and trolleybus manufacturer and Ballard partner headquartered in Bolechowo, Poland, for 10 Ballard FCmove™ fuel cell modules to power 10 Fuel Cell Electric Buses (FCEBs) in the Netherlands. Ballard plans to ship the modules in 2021.

Solaris Urbino 12 hydrogen bus, powered by Ballard’s fuel cell module (CNW Group/Ballard Power Systems Inc.)

Ballard fuel cell modules will power 10 Solaris Urbino 12 hydrogen buses planned for deployment with Arriva Nederland in the Province of Gelderland, the Netherlands later in 2021. These will replace diesel buses currently in service and are expected to cumulatively travel over 1-million kilometers (620,000 miles) per year.

Each of the single decker Solaris Urbino 12 hydrogen buses is 12-meters (40-feet) long, has 37 seats and total capacity for 85 people, and is capable of traveling 350 kilometers (210 miles) on a single hydrogen refueling. The buses are designed for maximum passenger comfort and security, with amenities that include air conditioning, a modern passenger information system, built-in USB charging points, wheelchair access, and CCTV cameras.

Rob Campbell, Ballard Chief Commercial Operator said, "With the deployment of these 10 buses, Ballard modules will be powering a total of 67 Solaris buses in The Netherlands, Germany and Italy. The order we are announcing today is indicative of the growing European and global adoption of zero-emission Fuel Cell Electric Buses, driven by recognized benefits such as range, route flexibility, fast refueling and scalability of refueling infrastructure, which all contribute to a competitive Total Cost of Ownership, or TCO, in comparison to other zero-emission bus solutions."

Partial funding for the Netherland deployment is being provided through Europe's JIVE – or Joint Initiative For Hydrogen Vehicles Across Europe – funding programs, which is intended to pave the way to commercialization of FCEBs by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. Results of the JIVE programs are expected to demonstrate the technical readiness of FCEBs to bus operators and the economic viability of hydrogen as a zero-emission bus fuel to policy makers. The JIVE programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 02-FEB-21